SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OTTAWA SAVINGS BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68955R 10 2

(CUSIP Number)

Jon Kranov

President and Chief Executive Officer

Ottawa Savings Bancorp MHC

925 LaSalle Street

Ottawa, Illinois 61350

(815) 433-2525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 68955R 10 2

SCHEDULE 13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ottawa Savings Bancorp MHC 56-2287674
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /__/ (b) /__/
3	SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/__/
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,999,844
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,999,844
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,844
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.10%
14		TYPE OF REPORTING PERSON HC, CO

This amended Schedule 13D is being filed to report that the beneficial ownership of Ottawa Savings Bancorp MHC (the “MHC”) has increased by more than 1% with respect to shares of common stock of Ottawa Savings Bancorp, Inc. (the “Issuer” or the “Company”).

Item 1.      Security and Issuer.

This amended Schedule 13D relates to the shares of common stock, par value $0.01 per share, of the Company, a federally chartered corporation. The principal executive office of the Issuer is located at 925 LaSalle Street, Ottawa, Illinois 61350.

Item 2.      Identity and Background.

This amended Schedule 13D is being filed by the MHC, a federally chartered mutual holding company. The MHC’s principal business is to hold a majority of the Issuer’s shares of common stock. The principal office of the MHC is located at 925 LaSalle Street, Ottawa, Illinois 61350. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the “Insiders”). To the MHC’s knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On December 31, 2014, the Issuer issued 776,143 shares of common stock to the MHC in connection with the consummation of the merger of Twin Oaks Savings Bank with and into Ottawa Savings Bank FSB, the wholly owned subsidiary of the Issuer. There was no consideration paid by the MHC in connection with such issuance of shares.

Item 4.      Purpose of Transaction.

On December 31, 2014, the Issuer issued 776,143 shares of common stock to the MHC in connection with the consummation of the merger of Twin Oaks Savings Bank with and into Ottawa Savings Bank FSB, the wholly owned subsidiary of the Issuer. In connection with the merger, Craig Hepner, Thomas Adler and William Kuiper were appointed to the Board of Directors of the MHC. Other than the issuance of shares by the Company to the MHC in the merger and the appointment of Messrs. Hepner, Adler and Kuiper as directors, no other events required to be disclosed under this Item 4 have occurred.

Item 5.     Interest in Securities of the Issuer.

(a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,999,844 shares of the Issuer’s common stock or 69.10% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of December 31, 2014. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

	Number of Shares Owned (Excluding Options) (1)		Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding (2)
Directors:
Thomas Adler	200		—	*
John M. Armstrong	3,810		—	*
James A. Ferrero	20,180	(3)	5,451	*
Craig Hepner	—		—	—
Keith Johnson	19,180	(4)	5,451	*
Jon Kranov	35,651		23,765	2.04
William Kuiper	—		—	—
Arthur C. Mueller	12,180		5,451	*
Daniel J. Reynolds	24,680	(5)	5,451	1.04

Executive Officers Who Are Not Directors:
Philip Devermann	16,429		17,443	1.16
Marc N. Kingry	8,792		5,232	*

___________________

* Represents less than 1.0%.

(1) This column includes the following:

	Shares of Restricted Stock Awards Held in Trust	Shares Allocated Under the Ottawa Savings Bank ESOP	Shares Held in Trust in the Ottawa Savings Bank 401(k) Plan

Thomas Adler	—	—	—
John M. Armstrong	—	—	—
Philip Devermann	—	5,341	10,194
James A. Ferrero	—	—	—
Craig Hepner	—	—	—
Keith Johnson	—	—	—
Marc N. Kingry	3,141	1,657	—
Jon Kranov	1,398	6,535	5,373
William Kuiper	—	—	—
Arthur C. Mueller	—	—	—
Daniel J. Reynolds	—	—	—
(2)	Based on 2,894,122 shares of Company common stock outstanding and entitled to vote as of December 31, 2014.
(3)	Includes 500 shares of which Mr. Ferrero may be deemed the beneficial owner as the trustee of his daughter’s trust.
(4)	Includes 17,000 shares pledged as security for a loan with an unrelated financial institution.
(5)	Includes 8,500 shares held by Mr. Reynolds’ spouse.

(c)     Other than the issuance of the 776,143 shares to the MHC on December 31, 2014, neither the MHC nor any Insider has effected any transaction in the Issuer’s common stock within the past 60 days.

(d)     No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a) - (b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.      Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OTTAWA SAVINGS BANCORP MHC

Date: January 6, 2015	By:	/s/ Jon Kranov
Jon Kranov
President and Chief Executive Officer

Schedule I

Directors and Executive Officers of Ottawa Savings Bancorp MHC

The name, business address and present principal occupation of each director, executive officer and controlling person of Ottawa Savings Bancorp MHC are set forth below.

Name	Business Address	Principal Occupation

Thomas Adler	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; President of Adler Consulting LLC

John M. Armstrong	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; President of Armstrong & Associates

James A. Ferrero	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; Retired LaSalle County Housing Authority official and owner of a package store in Ottawa, Illinois

Craig Hepner	925 LaSalle Street Ottawa, Illinois 61350	Chief Operating Officer and Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB

Keith F. Johnson	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; Co-Owner of Johnson Pattern and Machine Co.

William Kuiper	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; Owner and Director of Seals-Campbell Funeral Home

Jon Kranov	925 LaSalle Street Ottawa, Illinois 61350	President, Chief Executive Officer and Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB

Arthur C. Mueller	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; President of Mueller Funeral Homes, Inc.

Daniel J. Reynolds	925 LaSalle Street Ottawa, Illinois 61350	Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB; Co-Owner of H.R. Imaging, Inc.

Marc N. Kingry	925 LaSalle Street Ottawa, Illinois 61350	Chief Financial Officer of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB

Philip Devermann	925 LaSalle Street Ottawa, Illinois 61350	Vice President and Director of Ottawa Savings Bancorp, Inc., Ottawa Savings Bancorp MHC and Ottawa Savings Bank FSB